Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Harmony Enhanced Solution Selected for 3G/4G Network in India

Tier 1 Indian mobile operator selects DragonWave solution for unmatched backhaul capacity and spectral efficiency

OTTAWA, CANADA — May 15, 2015 - DragonWave Inc. (TSX:DWI; NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has signed a supply agreement for DragonWave microwave radio systems and related services with a leading Indian telecommunications company. Under this new supply agreement, DragonWave has received initial purchase orders to provide more than 3,000 turnkey links of its next-generation Harmony Enhanced high-capacity, long-reach microwave radio system to support the mobile operator’s upgrade and expansion of its nationwide 3G and 4G wireless services in India.

The Harmony Enhanced was selected to deliver industry-leading capacity and spectral efficiency utilizing DragonWave’s unique Bandwidth Accelerator bulk compression capability, which allows the mobile telecom leader to maximize the capacity achievable in scarce backhaul spectrum. The low latency of DragonWave Harmony Enhanced enables this operator to deliver a comprehensive suite of services including high-quality voice, video and enterprise mobile applications.

“DragonWave is committed to supporting this innovative and progressive global telecommunications services provider in delivering the highest level of service to millions of customers across its operations,” said Peter Allen, DragonWave President and CEO. “Its sharp focus on quality and customer service continues to drive its growth in India. The DragonWave solution was selected following a rigorous process and we are delighted to partner in delivering high-speed broadband over its best-in-class network.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Russell Frederick Chief Financial Officer DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253